SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Onconova Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68232V306

(CUSIP Number)

E. Premkumar Reddy

c/o 375 Pheasant Run

Newtown, PA 18940

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V306		SCHEDULE 13D	Page 2 of 4 Pages

1	Names of Reporting Persons E. Premkumar Reddy

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 492,707 Shares (1)

	8	Shared Voting Power 0 Shares

	9	Sole Dispositive Power 492,707 Shares (1)

	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 492,707 Shares (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.77% (2)

14	Type of Reporting Person (See Instructions) IN

(1)           Includes 7,125 underlying options to purchase common stock that are immediately exercisable or will be exercisable within 60 days of the date hereof, and 99,750 shares underlying warrants to purchase common stock held by the Reporting Person.

(2)           Based on 17,776,163 shares of the Issuer’s common stock outstanding as of February 12, 2018.

CUSIP No. 68232V306	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relaters to the common stock par value $0.01 per share (“common stock”), of Onconova Therapeutics, Inc. (the “Issuer”) and amendments the Schedule 13D filed with the SEC on July 29, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used, but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 amends Item 5 as set forth below.  As set forth below, on April 26, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.  The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 5.                                                         Interest in Securities of the Issuer.

Paragraphs (a) — (c) and (e) of Item 5 of the Schedule 13D are amended as follows:

(a)                                 See Items 11 and 13 of the cover page to this Schedule 13D.

(b)                                 See Items 7 through 10 on the cover page to this Schedule 13D.  The Reporting Person individually owns 385,832 shares of common stock of the Issuer.  The Reporting Person also holds options to purchase 7,125 shares of common stock and warrants to purchase 99,750 shares of common stock.

(c)                                  There have been no reportable transactions with respect to the shares of Common Stock of the Issuer within the last 60 days by the Reporting Person.

(e)                                  On April 26, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.  The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2018

/s/ E. PREMKUMAR REDDY
E. Premkumar Reddy